Filed by Einride AB

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Legato Merger Corp. III

Commission File No.: 001-41945

The following is a transcript of a fireside chat featuring Roozbeh Charli, Einride AB’s Chief Executive Officer, held on January 15, 2026 at the 28th Annual Needham Growth Conference.

Fireside Chat Presentation | 28th Annual Needham Growth Conference | 1/15/26

Speakers:

Roozbeh Charli – CEO, Einride

Chris Pierce – Senior Analyst, Needham & Co.

Presentation

Roozbeh Charli: Thank you so much, and thanks for having me. I’ll spend the next 15–20 minutes going through the background on Einride, and then I’m happy to answer any questions.

I’m the CEO of Einride. I’ve been with the company for coming up on six years now, in February. At the core, Einride is a technology company that helps our customers—some of the world’s largest transport buyers, and you see some examples here on the slide—transition their logistics from traditional, manual-based operations into electric and autonomous capacity.

We do that through the deployment of our technology platform. It sits in the middle and orchestrates all the different parts of the ecosystem that’s required. We’ll go deeper into that as we move through the presentation.

We’ve been around since 2016. We went live with our first customer back in 2020. We now have 27 customers across seven countries. We’ve got about $45 million ARR hitting the books today, about $65 million of ARR in contracts to be deployed, and additionally, perhaps even more importantly, about $800 million of potential ARR in the joint business plans we’ve set together with customers. Those are scaling plans for how we’re going to continue expanding together with those customers.

To date, we’ve driven about 11.5 million electric miles. We’ve done that with very high performance, close to 100% on-time performance, and we’re coming up on 2,000 driverless hours in contracted customer operations with our autonomous vehicles.

Taking a step back, the approach we’ve taken as a platform company is based on the view that the future is electric and autonomous, driven by unit economics. We started with that end state, with our cabless autonomous vehicles—and worked backwards to figure out what parts of the ecosystem need to be in place to drive that transition.

That’s why we built a platform that sits in the middle, accumulates demand from our customers, and allows us to deploy electric and autonomous capacity into that demand and gradually scale networks together with our customers. That’s the core of our go-to-market strategy.

The market we’re going after is the global road freight logistics market. It’s a huge opportunity, about $4.6 trillion a year, and just north of a trillion dollars in the U.S. and Europe. The supplier base is extremely fragmented, with owner-operators providing capacity into the market, highly inefficient asset utilization, and an inflationary cost base. When you think about a technology shift into electric and autonomous, you quickly realize that planning and a platform approach are required. That’s where we come in.

Our offering to customers is a platform that orchestrates the ecosystem, plus deployed transport capacity, either electric trucks or autonomous vehicles, along with the charging infrastructure required and the operational planning software needed to run this in a cost-efficient way. We bundle all of that into an all-inclusive take-or-pay contract, typically over a five-year term, on a recurring revenue basis.

Digging a little into the contract structure: customers commit to us, usually over a five-year contract, our average is about four and a half years across the portfolio, and they commit to a minimum volume which we deliver against. If we deliver more capacity, we get paid more; otherwise, we receive the minimum committed capacity under those contracts.

On the autonomous side, historically we’ve taken our autonomous technology and deployed it into our cabless autonomous vehicles that are proprietary to us, built by contract manufacturers and designed by us, and we deliver freight capacity as a service to customers.

About 12 months ago, we also launched a vehicle-agnostic autonomous drive platform, where we take our autonomous technology and apply it to a completely different set of vehicles. We started in the defense space with a few pilots, and we’re also looking into specialized civilian applications. This side of the business will grow strongly over the next few years as we scale and license our technology in those settings.

Deep diving into the autonomous technology: the “Einride Driver,” or virtual driver, consists of core components. It is proprietary software built in-house that controls our autonomous vehicles, together with the sensor and compute stack. Combined, these provide the safety case we use to obtain public permits from regulators to operate on public roads. We’ve done that since 2019 in Europe and 2022 in the U.S.

That’s combined with the control tower, which allows remote supervision of autonomous operations. For example, the autonomous vehicles we have deployed with GE Appliances in Selmer are supervised by a remote operator in our offices in Austin.

This is then combined into the cabless autonomous vehicle platform, built from day one for autonomy. There’s no cab and no place for a safety driver. It’s built with redundancy systems from day one and designed for autonomous operations from day one.

On the software stack: we have a multi-modal perception system consisting of LiDAR, cameras, and radars feeding signals into two parallel stacks. One is the primary end-to-end machine learning stack that provides human-like driving behavior. The second is a rule-based and deterministic stack that sets the guardrails within which the end-to-end machine learning stack can operate. This is fundamental to proving the safety case and operating on public roads.

We don’t produce LiDAR, radars, and so on, we partner with leading suppliers in the industry. We were the first to receive a permit to operate autonomous vehicles on public roads in Europe back in 2019, and we have live operations with customers in the U.S. as well.

Safety, as a Nordic company, sits at the heart of what we do. Our safety case and technology have been validated not only by internal measures but also by third parties and certifications to ensure we can operate safely on public roads.

Going back to the joint business plans: these are the result of analyzing customer transportation data, understanding their networks, and setting a scaling plan, how we’re going to electrify and automate their transportation network and the steps to get there. We’ve spent the last few years acquiring customers, doing that analysis, and starting the growth journey with them. We expect a significant portion of our growth over the next few years to come from continued growth with those customers within the scope of those contracts.

A real example is GE Appliances, one of our first U.S. customers. We started with them in 2021, analyzed their transportation data, built the joint business plan, and began scaling with an initial deployment of a low single-digit number of electric vehicles and a pilot for autonomous vehicles. That has scaled to current operations, including 17 electric trucks operating and campus autonomous vehicles running day-to-day operations, and we continue scaling with GE.

A key part of this is our Saga platform, the orchestrator of the ecosystem. It connects customer demand data all the way to the battery management system of the vehicles, with multiple data sources feeding models and algorithms that allow us to deploy and operate electric and autonomous capacity at a superior cost base versus what the market is doing today.

We’ve proven this out with customers, and we also worked with the Fraunhofer Institute to show what cost efficiency looks like based on actual customer data. We’ve shown that through implementation of our platform and capacity service, we can reduce total cost of ownership by 13%. That does not include anything related to autonomy, this is purely comparing diesel to electric.

Compared to peers in autonomy, our approach is shipper-first. We use shipper data to determine where deploying electric and autonomous creates the most value, and our platform model and early commercialization approach allow us to commercialize early and continue growing with customers. We stack up strongly on technology and we’re leading in commercialization.

Charging infrastructure is also a critical part of the ecosystem. We have a strong data position because we understand customer networks and have actual scaling plans, which allows us to predict utilization of charging sites over time. We provide charging infrastructure in three ways: Einride Stations with infrastructure partners, private installations behind the fence at customer sites depending on the use case, and partnerships with third-party networks where it doesn’t make sense to build our own. We have about 11 partnerships to expand our charging network.

To close, we believe we’re at an inflection point—both in the industry, with autonomous adoption and regulatory frameworks developing, and for Einride, having spent the last six or seven years building customer plans and scaling together. Now is the time to take the next step into the roughly $800 million of potential ARR within our customer joint business plans.

I’ll pause there and I’m happy to answer any questions. Chris?

Q&A

Chris Pierce: Perfect, thank you for the presentation. Let’s start high level to help investors level set.

Chris Pierce: You’ve got companies in the space that want to be a software provider. Their software goes on certain trucks, capacity providers buy those trucks, drive those trucks, and pay them on a per-mile basis. You’re talking about being a capacity provider for the industry. Is that the right way to think about it? And can you loop in third-party trucks or your own cabless trucks? How does it fit together, and why did you decide to go the capacity-provider route versus the software-provider route?

Roozbeh Charli: That’s an excellent question. We come at it from a shipper perspective. The technology shift in the freight service market with the introduction of electric and autonomous is a disruption of the cost base for transport buyers.

We’ve chosen to position ourselves as a supplier to transport buyers for the transition into electric and autonomous in the freight service market. That means we sell capacity in the same way customers buy capacity today, with the platform in between them and the transport service market. That gives us a full understanding of demand-side operations. We understand the operations, we can deploy electric vehicles into that and start the growth journey with customers.

With the data position that provides, we can gradually deploy more and more of our autonomous technology. Rather than leaving the complexity of operations and asset ownership to customers, we take on that responsibility and partner with carrier partners, financing partners, and others, and handle that on the back end for the customer.

Chris Pierce: What does that look like for someone like GE? Can you talk about the routes you’re running for GE and the savings or benefits, as a real-world example?

Roozbeh Charli: Yeah, absolutely. When we met GE back in 2021, they were running some transportation through small- to medium-sized carriers, and they were doing some through their in-house service as well.

We looked at their transportation data and set a plan together—how we’re going to achieve cost savings over time as you scale electrification and automation. Then we started with an initial deployment. We started in Kentucky with transportation in and out of their industrial park with electric trucks, and transportation within the industrial park with our autonomous vehicles. We’ve continued scaling that offering together with them.

Today we’re running transportation in and out of their sites using electric trucks, and we’re doing intra-site operations, production to warehouse, short distance back and forth, high asset utilization applications, with our autonomous vehicles.

Chris Pierce: So, GE is seeing cost savings because you’re able to be a lower-cost provider, using electric trucks and autonomous trucks as well?

Roozbeh Charli: Exactly. We’re able to provide a cost-competitive offer by running a more efficient system.

Chris Pierce: You talked about the twin upheaval in trucking, electrification and autonomous. Why take on both? What’s the strategic rationale?

Roozbeh Charli: This goes back to the core platform thinking: combining technologies to provide the most cost-efficient way for customers to run transportation.

Over time, the combination of autonomous and electric is going to be the cheapest way to do transportation. It won’t be true for every single use case in every single market, but it will be true for a majority of use cases and markets. The combination makes a lot of sense. By taking a gradual approach., starting with electric manual and scaling more autonomy into customer networks, you can deliver cost savings step by step. The two technologies end up feeding each other.

Chris Pierce: Who are you competing against when you put this plan together for GE, legacy trucking companies? Is it a customer education issue?

Roozbeh Charli: We’re competing against incumbents providing diesel-based capacity today. From the shipper perspective, they don’t care what hardware you’re using, whether it’s one OEM or another. They care about the cost and quality of service.

If you can prove you’ll be superior on both, it becomes an easier sell. Then it’s about proving it out. Our land-and-expand approach is exactly that: do the analysis, show expected savings, then start with an initial deployment to prove it in reality. Across our customer base, we start with smaller deployments and customers continue expanding into the joint business plans.

Chris Pierce: On the charging slide: how should investors think about public stations versus behind-the-fence? As you provide more capacity for more customers, you need a broader charging network—does that also become an opportunity to generate revenue from third parties?

Roozbeh Charli: It’s a combination of enabling the business and building a strategic advantage over time. With the customer network understanding and data we have, we can map out how a network needs to look, not just for a single customer but across our entire customer base. We can predict utilization based on assumptions like commercial rates and build that network to support the transition.

That network is used by the electric business today and used by the autonomous business over time as well. From an infrastructure investor perspective, what makes it attractive is that you’re building based on actual visibility into customer demand, rather than a “build it and they will come” approach.

Chris Pierce: One more on GE: you said 17 electric trucks and a single-digit number of the cabless trucks. On the electric trucks, are those class 8 OEM trucks that you integrate into your platform, or are those trucks you built as well?

Roozbeh Charli: Those are OEM trucks that come off the line electric, and then they’re connected into our platform. The electric vehicles are sourced through our partnerships with OEMs.

Chris Pierce: Got it. So, electrification is third-party OEM electric trucks plus your software and integration. Then autonomy is the cabless truck that you built?

Roozbeh Charli: Exactly. We build it with a contract manufacturer, but we’ve designed and specified it. That gives us the ability to control the autonomous ramp more than if you rely on a legacy OEM. It also enables a vehicle built for autonomy from day one, with redundancy in power steering and braking from day one.

Chris Pierce: So, when you design plans for customers, it’s based on route data and what’s the best fit— you mix and match OEM electric trucks, your platform, and then autonomy, and it’s not 100% autonomous at the start?

Roozbeh Charli: Yes. You start with the combination and then gradually implement more autonomy depending on what is most cost-efficient today, tomorrow, and over time.

Chris Pierce: If we think about 2026 and the slides you shared about ARR and ARR growth, is that a key KPI investors should focus on, contracts signed, recurring revenue, and that number moving up and to the right as a sign of marketplace success?

Roozbeh Charli: Yes. A lot of our focus over the past few years has been scaling together with customers, setting plans and executing on them, and that continues to be our focus. So investors should watch the growth rate and continued scaling with customers, both in terms of potential under the joint business plans and what is actually deployed.

A lot of 2026 for us, other than being excited about taking the company public next year, is about continued scaling with existing customers. We also have strategic customers in the pipeline that will increase those figures and prove out our ability to scale with these customers.

It goes back to being able to be the low-cost provider. It goes back to using technology to create the most cost-efficient solution for customers, and the quality of service.

Chris Pierce: Lastly, how should investors think about savings, percentage-wise? Is it something like 10% or 20%? How much are you changing the cost structure?

Roozbeh Charli: It differs from customer to customer, and it’s also about how it looks today versus in a year or two years. What we’ve been able to show across the customer base, and in the report we did, is 13% TCO reduction. That’s TCO reduction, not necessarily price decrease. But in this environment, being able to take down cost even by single-digit percentage points is a big competitive advantage versus the market.

Chris Pierce: Perfect. Let’s leave it there. Really appreciate your time this morning. Thanks for the presentation, and good luck with the transaction, and good luck with 2026. We’ll stay in contact.

Roozbeh Charli: Thank you so much. Thanks for having me.

***

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of U.S. federal securities laws with respect to the proposed transaction between Einride AB (“Einride” or the “Company”) and Legato Merger Corp. III (“Legato”), including, but not limited to, statements regarding the benefits of the transaction, the anticipated benefits of the transaction, Einride’s or Legato’s expectations with respect to future performance, the addressable market for Einride’s solutions and services, capitalization of Einride after giving effect to the transaction, the percentage of the Company’s shareholders’ ownership interest in the equity of the combined company following the closing of the transaction and Einride’s expected investments in the U.S. market. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Legato, and, as a result, are subject to risks and uncertainties. Any such expectations and assumptions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the transaction; (2) the outcome of any legal proceedings that may be instituted against Legato, Einride, the combined company or others following the announcement of the transaction and any definitive agreements with respect thereto; (3) the amount of redemption requests made by Legato public shareholders and the inability to complete the business combination due to the failure to obtain approval of the shareholders of Legato, to obtain financing to complete the transaction or to satisfy other conditions to closing; (4) risks related to the scaling of the Company’s business and the timing of expected business milestones; (5) the ability to meet stock exchange listing standards following the consummation of the transaction; (6) the risk that the transaction disrupts current plans and operations of the Company as a result of the announcement and consummation of the transaction; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the transaction; (9) risks associated with changes in laws or regulations applicable to the Company’s solutions and services and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; (11) supply shortages in the materials necessary for the production of Einride’s solutions; (12) negative perceptions or publicity of the Company; (13) risks related to working with third-party manufacturers for key components of Einride’s solutions; (14) the termination or suspension of any of Einride’s contracts or the reduction in counterparty spending; and (15) the ability of Einride or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and other documents filed by the Company and/or Legato from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this communication are qualified by these cautionary statements. The Company and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except to the extent required by applicable law. Neither the Company nor Legato gives any assurance that either the Company or Legato will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Legato or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the transaction, the Company intends to file a registration statement on Form F-4 with the SEC that will include a proxy statement of Legato and a prospectus of the Company. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Legato shareholders as of a record date to be established for voting on the proposed transaction. Legato also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Legato are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Legato through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Legato may be obtained by written request to Legato at Legato Merger Corp. III, 777 Third Avenue, 37th Floor, New York, NY 10017.

Participants in the Solicitation

Legato and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Legato’s shareholders in connection with the proposed transaction. Information about Legato’s directors and executive officers and their ownership of Legato’s securities is set forth in Legato’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Legato, Einride or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.